Exhibit 99.1

Genmab Announces Appointment of Anthony Mancini to Newly Created Position of Chief Operating Officer

Company Announcement

Copenhagen, Denmark; March 10, 2020 – Genmab A/S (Nasdaq: GMAB) announced today that Anthony Mancini will join the company as Executive Vice President and Chief Operating Officer, effective March 23, 2020. Mr. Mancini will be responsible for overseeing Genmab’s Commercial, Corporate Development, Business Development and Information Technology functions. He will join the Executive Management Team of Chief Executive Officer, Dr. Jan van de Winkel, Chief Development Officer, Dr. Judith Klimovsky, and Chief Financial Officer, Anthony Pagano. Mr. Mancini’s responsibilities will include the successful direction, planning, and execution of all aspects of Genmab’s commercial strategies and the further optimization of the organization to achieve its inspirational vision of transforming cancer treatment and bringing its own differentiated therapeutic products to the market.

Mr. Mancini brings to Genmab strategic and operational leadership as well as a consistent track record of growth across North America, Europe and Australia. Mr. Mancini has held positions of increasing responsibility in sales, marketing and general management; leading launches and alliances across various therapeutic areas including Oncology, Hematology, Cardiovascular, Immunology, Metabolic Disease, and Virology. Most recently, he led Bristol-Myers Squibb’s US Innovative Medicines Unit, a team of over 1100 people focused on Immunology & Cardiovascular diseases.

“I am delighted to welcome Anthony to the Executive Management Team in the newly created role of Chief Operating Officer, and look forward to his contributions in building our growing global operations during this transformational stage for Genmab,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab. “Anthony shares our determination to bring truly differentiated new cancer treatments to the market that will deliver on our commitment to improve patients’ lives while fostering a culture of excellence and passion for innovation. On behalf of the Board of Directors and the full Global Leadership Team, I warmly welcome Anthony to Genmab.”

Mr. Mancini will be based in Princeton, New Jersey, U.S., whilst traveling regularly to Genmab’s other sites in Copenhagen, Denmark, Utrecht, The Netherlands, and Tokyo, Japan. He holds a Bachelor of Science in Biochemistry from the University of Ottawa, Canada, an MBA from Clemson University, South Carolina, USA, and participated in the General Management Program, CEDEP at INSEAD, Fontainebleau, France.

About Genmab

Genmab is a publicly traded, international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. Founded in 1999, the company is the creator of three approved antibodies: DARZALEX® (daratumumab, under agreement with Janssen Biotech, Inc.) for the treatment of certain multiple myeloma indications in territories including the U.S., Europe and Japan, Arzerra® (ofatumumab, under agreement with Novartis AG), for the treatment of certain chronic lymphocytic leukemia indications in the U.S., Japan and certain other territories and TEPEZZA™ (teprotumumab, under agreement with Roche granting sublicense to Horizon Therapeutics plc) for the treatment of thyroid eye disease in the U.S. Daratumumab is in clinical development by Janssen for the treatment of additional multiple myeloma indications, other blood cancers and amyloidosis. A subcutaneous formulation of ofatumumab is in development by Novartis for the treatment of relapsing multiple sclerosis. Genmab also has a broad clinical and pre-clinical product pipeline. Genmab's technology base consists of validated and proprietary next generation antibody technologies - the DuoBody® platform for generation of bispecific antibodies, the HexaBody® platform, which creates effector function enhanced antibodies, the HexElect® platform, which combines two co-dependently acting HexaBody molecules to introduce selectivity while maximizing therapeutic potency and the DuoHexaBody® platform, which enhances the potential potency of bispecific antibodies through hexamerization. The company intends to leverage these technologies to create opportunities for full or co-ownership of future products. Genmab has alliances with top tier pharmaceutical and biotechnology companies. Genmab is headquartered in Copenhagen, Denmark with sites in Utrecht,

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 11
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab Announces Appointment of Anthony Mancini to Newly Created Position of Chief Operating Officer

the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan.

Contact:
Marisol Peron, Corporate Vice President, Communications & Investor Relations

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s final prospectus for our U.S. public offering and listing and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® is a trademark of Novartis AG or its affiliates. DARZALEX® is a trademark of Janssen Pharmaceutica NV. TEPEZZA™ is a trademark of Horizon Therapeutics plc.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 11
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122